Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NTR Acquisition Co.:

We consent to the use of our report dated June 26, 2006, with respect to the balance sheet of NTR Acquisition Co. as of June 20, 2006, and the related statements of operations, stockholders’ equity, and cash flows for the period from June 2, 2006 (inception) through June 20, 2006, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated June 26, 2006, contains an explanatory paragraph that states that the Company’s business plan is dependent upon its obtaining adequate financial resources which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Houston, Texas

August 14, 2006